Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (K429)

Offering Period: July 24, 2014 – August 7, 2014

2 Year Buffered Accelerated Return Equity Securities (BARES)

Linked to the iShares® MSCI EAFE® ETF and the EURO STOXX 50® Index

Product Terms

•	2 year Buffered Accelerated Return Equity Securities (BARES) linked to the performance of the iShares® MSCI EAFE® ETF and the EURO STOXX 50® Index.
•	If the Final Level of the Lowest Performing Underlying is equal to or greater than the Initial Level, then you will be entitled to an amount equal to the Fixed Payment Percentage.
•	If the Final Level of the Lowest Performing Underlying is less than the Initial Level by not more than the Buffer Amount, then you will be entitled to receive the principal amount at maturity.
•	If the Final Level of the Lowest Performing Underlying is less than the Initial Level by more than the Buffer Amount, then you will be exposed to any depreciation in the Lowest Performing Underlying beyond the Buffer Amount.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through one of its branches
Trade Date:	Expected to be August 8, 2014
Settlement Date:	Expected to be August 13, 2014
Underlyings:	The iShares® MSCI EAFE® ETF and the EURO STOXX 50® Index
Fixed Payment Percentage: *	Expected to be between 17.00% and 19.00%
Redemption Amount:	Principal Amount x (1 + Underlying Return of the Lowest Performing Underlying).
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, if (a) the Final Level is equal to or greater than its Initial Level, then: the Fixed Payment Percentage; (b) if the Final Level is less than its Initial Level by not more than the Buffer Amount, then: zero; (c) if the Final Level is less than its Initial Level by more than the Buffer Amount, then: [(Final Level – Initial Level) / Initial Level] + Buffer Amount.
Buffer Amount:	10%
Initial Level:	For each Underlying, the closing level on the Trade Date.
Final Level:	For each Underlying, the closing level on the Valuation Date.
Valuation Date:	August 8, 2016
Maturity Date:	August 11, 2016
CUSIP:	22547QQX7

* To be determined on the Trade Date.

Certain Product Characteristics

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, you will be entitled to receive an amount equal to the Fixed Payment Percentage.
•	The Buffer Amount is expected to be 10%.
•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, you will be entitled to receive an amount equal to the Fixed Payment Percentage.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying (1)	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	18%	$1,180
40%	18%	$1,180
30%	18%	$1,180
20%	18%	$1,180
10%	18%	$1,180
0%	18%	$1,180
-10%	0%	$1,000
-20%	-10%	$900
-30%	-20%	$800
-40%	-30%	$700
-50%	-40%	$600
(1)	Assumes a Fixed Payment Percentage of 18%*(the midpoint of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 90% of the principal amount. The Redemption Amount will be less than the principal amount if the Final Level of the Lowest Performing Underlying is less than its Initial Level by more than the Buffer Amount. In such case, you will be exposed to any depreciation in the Lowest Performing Underlying beyond the Buffer Amount.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.
•	The Underlying Return will not exceed the Fixed Payment Percentage regardless of the appreciation in the level of the Lowest Performing Underlying, which may be significant.
•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: July 24, 2014 – August 7, 2014

2 Year Buffered Accelerated Return Equity Securities (BARES)

Additional Risk Considerations

•	Anti-dilution protection is limited.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 24, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. AK-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012 to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement:
http://www.sec.gov/Archives/edgar/data/1053092/000095010314005137/dp48122_424b2-k429.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.